MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2025

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.ero.com | Email: info@ero.com

Ero Copper Corp. December 31, 2025 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 5, 2026 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2025, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2025” and “Q4 2024” are to the three months ended December 31, 2025 and December 31, 2024, respectively, and all references to "Fiscal 2025" and "Fiscal 2024" are to the years ended December 31, 2025 and December 31, 2024, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 5, 2026, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets, headquartered in Vancouver, B.C. The Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

Ero Copper Corp. December 31, 2025 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Copper (Caraíba Operations)
Ore Processed (tonnes)	1,174,732	996,661	719,942	3,656,240	3,431,294
Grade (% Cu)	1.00	1.01	1.30	1.09	1.14
Cu Production (tonnes)	10,431	9,085	8,566	36,035	35,444
Cu Production (lbs)	22,995,437	20,029,832	18,883,286	79,443,361	78,139,888
Cu Sold in Concentrate (tonnes)	10,404	9,080	8,420	35,820	36,557
Cu Sold in Concentrate (lbs)	22,938,017	20,016,537	18,562,541	78,969,414	80,593,665
Cu C1 Cash Cost(1)	$2.27	$2.32	$1.85	$2.22	$1.97

Copper (Tucumã Operation)
Ore Processed (tonnes)	517,246	575,041	223,013	1,805,300	333,791
Grade (% Cu)	1.93	1.51	2.17	1.79	1.78
Cu Production (tonnes)	9,275	7,579	4,317	28,272	5,156
Cu Production (lbs)	20,448,756	16,707,162	9,515,937	62,329,079	11,365,980
Cu Sold in Concentrate (tonnes)	9,729	6,622	3,750	27,487	4,107
Cu Sold in Concentrate (lbs)	21,449,509	14,597,738	8,268,310	60,598,403	9,055,352
Cu C1 Cash Cost(1)(2)	$1.75	$1.62	$—	$1.69	$—

Total Copper
Cu Production (tonnes)	19,706	16,664	12,883	64,307	40,600
Cu Production (lbs)	43,444,193	36,736,994	28,399,223	141,772,440	89,505,868
Cu Sold in Concentrate (tonnes)	20,133	15,702	12,170	63,307	40,664
Cu Sold in Concentrate (lbs)	44,387,526	34,614,275	26,830,851	139,567,817	89,649,017
Realized copper price(1)	$5.07	$4.29	$3.71	$4.46	$3.87
Cu C1 Cash Cost(1)(2)	$2.03	$2.00	$1.85	$2.06	$1.97

Gold (Xavantina Operations)
Ore Processed (tonnes)	53,256	47,865	26,120	172,178	146,161
Grade (g / tonne)	9.98	8.15	11.18	8.24	13.37
Au Production (oz)	13,837	9,073	8,936	37,291	57,210
Au Sold (oz)	13,401	8,439	11,106	35,950	60,195
Gold Sold in Concentrate (oz)(3)	12,754	—	—	12,754	—
Au C1 Cash Cost(1)	$766	$1,086	$744	$976	$493
Au AISC(1)	$1,702	$2,425	$1,691	$2,082	$1,006

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only. Total YTD 2025 copper C1 cash costs include the Caraíba Operations' YTD costs and Tucumã Operation's costs from Q3 2025 onwards.
(3)    Gold Sold in Concentrate includes 14,999 ounces of gold shipped to customer, net of 2,245 ounces deliverable to Royal Gold under the Xavantina Gold Stream.

Ero Copper Corp. December 31, 2025 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Revenues	$320.2	$177.1	$122.5	$785.8	$470.3
Gross profit	164.4	57.4	52.4	344.6	180.6
EBITDA(1)	151.8	90.8	(31.4)	474.6	24.8
Adjusted EBITDA(1)	186.7	77.1	59.1	409.7	216.2
Cash flow from operations	129.1	110.3	60.8	395.1	145.4
Net income (loss)	78.7	36.5	(48.9)	266.9	(67.8)
Net income (loss) attributable to owners of the Company	77.0	36.0	(48.9)	263.7	(68.5)
- Per share (basic)	0.74	0.35	(0.47)	2.54	(0.66)
- Per share (diluted)	0.74	0.35	(0.47)	2.53	(0.66)
Adjusted net income attributable to owners of the Company(1)	108.4	27.9	17.4	220.4	80.4
- Per share (basic)	1.04	0.27	0.17	2.13	0.78
- Per share (diluted)	1.04	0.27	0.17	2.12	0.78
Cash, cash equivalents, and short-term investments	105.4	66.3	50.4	105.4	50.4
Working capital (deficit)(1)	15.5	(45.2)	(69.9)	15.5	(69.9)
Available liquidity(1)	150.4	111.3	90.4	150.4	90.4
Net debt(1)	501.7	545.5	551.8	501.7	551.8
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Q4 and Full-Year 2025 Highlights
Execution of portfolio-wide operational initiatives delivered sequentially higher copper and gold production throughout 2025, culminating in record operating and financial results, including record full-year copper production and cash flow from operations.

•Consolidated copper production increased 18.3% quarter-on-quarter to 19,706 tonnes, bringing full-year production to 64,307 tonnes in concentrate. Consolidated copper C1 cash costs(1) for the quarter and year were $2.03 and $2.06 per pound produced, respectively.
◦The Tucumã Operation delivered its strongest quarter to date, producing 9,275 tonnes of copper in concentrate, a 22.4% increase quarter-on-quarter, driven by higher processed grades and continued ramp-up. Q4 2025 C1 cash costs(1) were $1.75 per pound produced. Full-year production totaled 28,272 tonnes, including 16,854 tonnes following the declaration of commercial production effective July 1, 2025, at C1 cash costs(1) of $1.69 per pound produced.
◦The Caraíba Operations also delivered its strongest production quarter of the year, supported by record mill throughput following the completion of a multi-quarter plant debottlenecking initiative. Production increased 14.8% quarter-on-quarter to 10,431 tonnes of copper in concentrate at C1 cash costs(1) of $2.27 per pound, bringing full-year production to 36,035 tonnes at C1 cash costs(1) of $2.22.

Ero Copper Corp. December 31, 2025 MD&A | Page 3

•Gold production at the Xavantina Operations increased 52.5% quarter-on-quarter to 13,837 ounces, reflecting higher processed grades and plant throughput, supported by improved mining rates following the transition to mechanized mining. C1 cash costs(1) and AISC(1) for the quarter were $766 and $1,702 per ounce, respectively. Full-year gold production totaled 37,291 ounces at C1 cash costs(1) of $976 per ounce and AISC(1) of $2,082 per ounce.
◦Q4 and full-year gold sales were also bolstered by the successful completion of a year-long value-creation initiative(2), resulting in the shipment of 14,999 ounces of gold in concentrates during the quarter.
◦As a result, gold from Xavantina, including gold from mining and processing operations as well as from gold concentrate shipments, totaled 28,836 ounces for the quarter and 52,290 ounces for the year.
•Operational execution across the portfolio, combined with historic metal prices during the quarter, contributed to exceptional financial results, including several record metrics for the quarter and full year.
◦Cash flow from operations for the quarter and year were $129.1 million and $395.1 million, respectively.
◦Fourth quarter and full-year adjusted EBITDA(1) were $186.7 million and $409.7 million, respectively.
◦Net income attributable to the owners of the Company for the quarter and year were $77.0 million ($0.74 per share on a diluted basis) and $263.7 million ($2.53 per share on a diluted basis), respectively.
◦Adjusted net income attributable to the owners of the Company(1) for the quarter and year were $108.4 million ($1.04 per share on a diluted basis) and $220.4 million ($2.12 per share on a diluted basis).
•Available liquidity(1) at year-end was $150.4 million, including $105.4 million in cash and cash equivalents and $45.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").
Inaugural preliminary economic assessment (“PEA”) on the Furnas Copper-Gold Project (“Furnas” or the “Project”) announced in February 2026(3), based on the Company's Phase 1 drill program completed in 2025, outlines a large-scale, long-life operation with compelling economics.

•Results from the Phase 1 program formed the foundation for an updated mineral resource estimate and the inaugural PEA, with highlights (on a 100% basis) including:
◦A contemplated large-scale mine plan with four distinct open pit and underground operating areas, feeding a centralized processing facility with a design capacity of 13.5 million tonnes per annum over an initial 24-year mine life.
◦Average annual copper equivalent(4) production of approximately 108,000 tonnes over the first 15 years of operation, including approximately 70,000 tonnes of copper, 111,000 ounces of gold, and 532,000 ounces of silver per year.
◦Life-of-mine ("LOM") production totaling over 1.2 million tonnes of copper and approximately 2.0 million and 9.0 million ounces of gold and silver, respectively.
◦LOM C1 cash costs(1) of approximately $0.30 per pound of copper produced, supported by significant gold and silver by-product credits.

Ero Copper Corp. December 31, 2025 MD&A | Page 4

◦Initial capital expenditures of approximately $1.3 billion at low capital intensity of approximately $16,000 per copper equivalent(4) tonne.
◦An after-tax net present value ("NPV") (8%) of $2.0 billion and a 27.0% after-tax internal rate of return ("IRR") based on long-term copper, gold and silver prices of $4.60 per pound, $3,300 per ounce, and $40.00 per ounce, respectively.
◦At $6.10 per pound copper and $5,550 per ounce gold, the Project's after-tax NPV (8%) more than doubles to $4.7 billion, with the after-tax IRR increasing to approximately 44.0%.
•During 2025, the Company completed approximately 50,000 meters of drilling focused on Furnas' high-grade Southeast and Northwest Zones, where results demonstrated continuity and extended known mineralization. This drilling included:
◦Completion of the 28,000-meter Phase 1 program in mid-2025; and
◦Completion of the 17,000-meter Phase 2 program in early Q4.
•The Company expects to drill an additional 50,000 meters in 2026, including the completion of the 45,000-meter Phase 3 drill program. The 2026 drilling strategy is focused on two primary objectives: (i) upgrading inferred mineral resources to higher confidence categories ahead of future technical studies and (ii) extending mineralization along strike within the high-grade zones adjacent to planned infrastructure. Targeted step-out drilling is designed to expand the scale of the underground mining areas in both the Southeast and Northwest Zones to support higher sustained production volumes beyond year 16 of the current PEA mine plan.
•Over the next 12 to 24 months, activities on site will focus on continued exploration drilling while advancing engineering, environmental and permitting work. The Company is also evaluating several promising opportunities to further enhance the value of the Project, including: (i) extending mineralization through ongoing exploration drilling, (ii) incorporating a magnetite recovery circuit to reduce tailings volumes and generate additional by-product revenue through the production of a high-grade magnetite concentrate, and (iii) evaluating a gravity pre-concentration circuit to improve gold recoveries. These opportunities are in early stages of development and are not reflected in the economics presented in the PEA.

The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    For more information on the Xavantina Operations' year-long value-creation initiative, please refer to the Company's press release dated November 4, 2025.
(3)    For more information on the updated Furnas mineral resource estimate and inaugural PEA, please see the Company's press release dated February 23, 2026.
(4)    Copper equivalent based on long-term metal prices of $4.60/lb copper, $3,300/oz gold, and $40.00/oz silver.

Ero Copper Corp. December 31, 2025 MD&A | Page 5

REVIEW OF OPERATIONS
The Caraíba Operations

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Ore mined (tonnes)	1,225,017	1,018,972	713,980	3,732,992	3,274,410
Ore processed (tonnes)	1,174,732	996,661	719,942	3,656,240	3,431,294
Grade (% Cu)	1.00	1.01	1.30	1.09	1.14
Recovery (%)	88.7	90.4	91.8	90.0	90.6

Cu Production (tonnes)	10,431	9,085	8,566	36,035	35,444
Cu Production (lbs)	22,995,437	20,029,832	18,883,286	79,443,361	78,139,888

Concentrate grade (% Cu)	33.0	33.1	32.8	32.6	33.0
Concentrate sales (tonnes)	31,220	27,541	25,743	109,748	110,650
Cu Sold in Concentrate (tonnes)	10,404	9,080	8,420	35,820	36,557
Cu Sold in Concentrate (lbs)	22,938,017	20,016,537	18,562,541	78,969,414	80,593,665

Copper C1 cash cost(1)	$2.27	$2.32	$1.85	$2.22	$1.97
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
The Caraíba Operations produced 10,431 tonnes of copper in concentrate during the quarter, bringing full-year production to 36,035 tonnes. Completion of a multi-quarter plant debottlenecking initiative drove record processed volumes of nearly 1.2 million tonnes during the quarter, a 17.9% increase compared to Q3 2025, which helped to offset the impact of lower-than-planned mined and processed grades, as well as unplanned downtime in the crushing circuit that occurred late in the year.

C1 cash costs(1) for the quarter and full year were $2.27 and $2.22 per pound of copper produced, respectively.

The Caraíba Operations are expected to produce 35,000 to 40,000 tonnes of copper in concentrate in 2026, reflecting higher sustained mill throughput compared to 2025. Production is expected to be weighted toward H2 2026, driven by higher processed tonnage as well as improved copper grades relative to H1 2026.

Full-year 2026 copper C1 cash cost(1) guidance is $2.30 to $2.50 per pound of copper produced. The anticipated increase in unit costs compared to 2025 primarily reflects lower planned grades and higher transport costs associated with an increased feed from the Surubim pit, as well as a stronger BRL foreign exchange rate. C1 cash costs(1) are expected to be above the annual guidance range in H1 2026 and decline sequentially through the third and fourth quarters.

Ero Copper Corp. December 31, 2025 MD&A | Page 6

The Tucumã Operation

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Ore mined (tonnes)	1,199,067	1,333,748	1,065,108	3,659,917	1,932,423
Ore processed (tonnes)	517,246	575,041	223,013	1,805,300	333,791
Grade (% Cu)	1.93	1.51	2.17	1.79	1.78
Recovery (%)	90.5	89.2	89.1	88.7	86.6

Cu Production (tonnes)	9,275	7,579	4,317	28,272	5,156
Cu Production (lbs)	20,448,756	16,707,162	9,515,937	62,329,079	11,365,980

Concentrate grade (% Cu)	29.4	29.9	28.6	29.9	28.0
Concentrate sales (tonnes)	34,111	24,077	13,384	93,935	15,036
Cu Sold in Concentrate (tonnes)	9,729	6,622	3,750	27,487	4,107
Cu Sold in Concentrate (lbs)	21,449,509	14,597,738	8,268,310	60,598,403	9,055,352

Copper C1 cash cost(1)(2)	$1.75	$1.62	$—	$1.69	$—
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. YTD 2025 copper C1 cash cost for the Tucumã Operation refers to the period from Q3 2025 onwards only.

The Tucumã Operation produced 9,275 tonnes of copper in concentrate during Q4 2025, reflecting a 22.4% increase compared to Q3 2025. Higher processed copper grades during the quarter helped to offset the impact of extended downtime in December, which was related to the pull-forward of planned Q1 2026 maintenance for the early replacement of mill liners due to quality issues associated with the original equipment manufacturer. C1 cash costs(1) for the quarter were $1.75 per pound.

For the full year, the Tucumã Operation produced 28,272 tonnes of copper in concentrate. Following the declaration of commercial production, effective July 1, 2025, the operation produced 16,780 tonnes at C1 cash costs(1) of $1.69 per pound.

The Tucumã Operation is expected to produce 32,500 to 37,500 tonnes of copper in concentrate in 2026, reflecting higher mill throughput compared to 2025, partially offset by lower planned processed grades. Mill throughput and copper production are expected to be lowest in Q1 2026, with full-year production modestly weighted toward H2 2026.

Full-year 2026 C1 cash cost(1) guidance for Tucumã is $1.95 to $2.15 per pound of copper produced. The anticipated increase in unit costs compared to 2025 primarily reflects lower planned grades, higher concentrate transport costs, and the stronger BRL foreign exchange rate.

Ero Copper Corp. December 31, 2025 MD&A | Page 7

The Xavantina Operations

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Ore mined (tonnes)	55,655	50,268	26,119	176,980	146,160
Ore processed (tonnes)	53,256	47,865	26,120	172,178	146,161
Head grade (grams per tonne Au)	9.98	8.15	11.18	8.24	13.37
Recovery (%)	79.6	78.4	92.8	82.8	92.0

Gold ounces produced (oz)	13,837	9,073	8,936	37,291	57,210
Silver ounces produced (oz)	8,264	6,418	5,654	23,090	33,927

Gold Sold in Dore (oz)	13,401	8,439	11,106	35,950	60,195
Silver Sold in Dore (oz)	8,295	5,608	6,426	22,753	34,503
Gold Sold in Concentrate (oz)(1)	12,754	—	—	12,754	—

Realized gold price(2)	$3,885	$3,280	$2,080	$3,508	$2,142
Gold C1 cash cost(2)	$766	$1,086	$744	$976	$493
Gold AISC(2)	$1,702	$2,425	$1,691	$2,082	$1,006

(1)    Gold sold in concentrate includes 14,999 ounces of gold shipped to customer, net of 2,245 ounces deliverable to Royal Gold under the Xavantina Gold Stream.
(2)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

The Xavantina Operations produced 13,837 ounces of gold during the quarter at C1 cash costs(1) of $766 and AISC(1) of $1,702 per ounce. Gold production increased 52.5% quarter-on-quarter, driven by higher processed grades and mill throughput, reflecting the transition to mechanized mining, a milestone that is expected to support higher development and mining rates going forward. For the full year, the Xavantina Operations produced 37,291 ounces of gold from mining and processing operations at C1 cash costs(1) of $976 per ounce and AISC(1) of $2,082 per ounce.

While the transition to mechanized mining resulted in a temporary step back in production in 2025 as the operation invested in the long-term productivity and safety of the mine, the impact was effectively mitigated through the successful completion of a year-long value-creation initiative(2) that culminated in 14,999 ounces of gold shipped in concentrates during Q4 2025, including 12,754 ounces sold and 2,245 ounces deliverable under the Xavantina Gold Stream. As a result, gold from Xavantina, including gold from mining and processing operations as well as from concentrate shipments, totaled 28,836 ounces for the quarter and 52,290 ounces for the full year.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    For more information on the Xavantina Operations' year-long value-creation initiative, please refer to the Company's press release dated November 4, 2025.

Ero Copper Corp. December 31, 2025 MD&A | Page 8

The Xavantina Operations are expected to produce 40,000 to 50,000 ounces of gold in 2026, reflecting higher total mined and processed volumes with gold grades returning toward long-term block model averages. Mining and processing rates as well as gold grades are expected to be the lowest in Q1 2026 due to mine sequencing, with gold production expected to resemble Q1 2025 levels as the operation advances new mechanized development headings in the Santo Antonio orebody and undertakes ventilation upgrades that are expected to support sustained mining rates of more than 60,000 tonnes per quarter going forward. As a result, full-year gold production is expected to be weighted toward H2 2026.

Gold concentrate sales are also expected to be lowest in Q1 2026 due to seasonal rainfall, which extends drying time required prior to transport, during the rainy season. Concentrate sales are therefore expected to be well below Q4 levels in Q1 and increase in Q2 and Q3 as drying conditions improve during the region's dry season.

Full-year 2026 C1 cash cost(1) guidance is $1,000 to $1,250 per ounce, with AISC(1) guidance of $2,000 to $2,500 per ounce. The anticipated increase in C1 cash costs(1) compared to 2025 reflects lower mined and processed grades in 2026, partially offset by higher processed tonnes. AISC(1) are also expected to increase year-on-year due to higher C1 cash costs(1) and increased sustaining capital expenditures, including ventilation and tailings-related investments associated with higher ore and waste production.

2026 GUIDANCE
Consolidated copper production is expected to be in the range of 67,500 to 77,500 tonnes, representing an increase of up to 20% compared to 2025 results. Guidance reflects higher sustained plant throughput and lower planned grades at both the Caraíba and Tucumã Operations. Consolidated copper production is expected to be weighed towards H2 2026 due to mine sequencing and higher plant throughput expected throughout the year.

Consequently, consolidated copper C1 cash costs(1), which are expected to range between $2.15 to $2.35 per pound of copper produced for the year, are projected to be higher in H1 2026 and decrease in H2 2026.
At the Xavantina Operations, gold production from mining and processing operations is expected to total 40,000 to 50,000 ounces, reflecting higher total mined and processed volumes with grades returning to long-term block model averages. Gold production is expected to be lowest in Q1 2026 as the mine advances new mechanized development headings in the Santo Antônio orebody and integrates ventilation circuit upgrades, with full-year production expected to be weighted toward H2 2026.

Full-year 2026 gold C1 cash cost(1) guidance is $1,000 to $1,250 per ounce, with AISC(1) guidance of $2,000 to $2,500 per ounce. Gold unit costs are expected to be highest in Q1 2026 due to lower production volumes, before declining over the remaining quarters as throughput increases. Similarly, gold concentrate sales volumes are expected to be lowest in Q1 due to seasonal rainfall affecting drying times with higher volumes projected in Q2 and into H2 2026 with dryer seasonal conditions.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. December 31, 2025 MD&A | Page 9

2026 Production and Cost Guidance

Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000
Tucumã Operation	32,500 - 37,500
Total Copper	67,500 - 77,500

Consolidated Copper C1 Cash Cost ($/lb)(1)
Caraíba Operations	$2.30 - $2.50
Tucumã Operation	$1.95 - $2.15
Consolidated Copper Operations	$2.15 - $2.35

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000
Gold C1 Cash Cost(1) ($/oz)	$1,000 - $1,250
Gold AISC(1) ($/oz)	$2,000 - $2,500

Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

2026 Capital Expenditure Guidance

Total capital expenditures in 2026 are expected to range between $275 to $320 million. Capital expenditures at the existing operations are expected in the range of $245 to $280 million and include growth capital of approximately $80 million related to the continued construction of the Pilar Mine's new shaft and ancillary infrastructure at the Caraíba Operations, as well as investments in additional mine ventilation, development, and equipment to support future growth at the Xavantina Operations. The Company expects to spend an additional $30 to $40 million to continue advancing Furnas exploration, engineering, and permitting workstreams, as well as advancing several exploration opportunities within the Company's portfolio.

Figures presented in the table below are in USD millions.

Caraíba Operations	$170 - $185
Tucumã Operation	$35 - $45
Xavantina Operations	$40 - $50
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40
Total	$275 - $320
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent AIF, for a detailed summary of risk factors.

Ero Copper Corp. December 31, 2025 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2025 and Q4 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended December 31,
	Notes	2025	2024

Revenue	1	$320,154	$122,539
Cost of sales	2	(155,730)	(70,164)
Gross profit		164,424	52,375
Expenses
General and administrative		(13,936)	(13,646)
Share-based compensation		(8,909)	7,496
Write-down of mineral properties and exploration and evaluation asset		—	(839)
Operating Income		141,579	45,386
Finance income		2,201	690
Finance expense	3	(11,330)	(3,851)
Foreign exchange loss	4	(23,352)	(92,804)
Other expenses		(6,907)	(4,211)
Income (loss) before income taxes		102,191	(54,790)
Income tax (expense) recovery
Current		(18,591)	(6,583)
Deferred		(4,862)	12,445
	5	(23,453)	5,862
Net income (loss) for the period		$78,738	$(48,928)

Other comprehensive loss
Foreign currency translation loss	6	(31,762)	(79,146)
Comprehensive income (loss)		$46,976	$(128,074)

Net income (loss) per share attributable to owners of the Company
Basic		$0.74	$(0.47)
Diluted		$0.74	$(0.47)
Weighted average number of common shares outstanding
Basic		103,961,272	103,345,064
Diluted		104,693,751	103,345,064

Ero Copper Corp. December 31, 2025 MD&A | Page 11

Notes:

1.    Revenues from copper sales in Q4 2025 was $222.5 million (Q4 2024 - $99.8 million) on sale of 44.4 million lbs of copper (Q4 2024 - 26.8 million lbs). The increase in copper revenues was primarily attributed to $78.4 million of incremental revenue from the Tucumã Operation and a 30% higher average realized price for sales from the Caraíba Operations against the comparative period.

Revenues from gold sales in Q4 2025 was $97.7 million (Q4 2024 - $22.8 million) on sale of 13,401 ounces of gold (Q4 2024 - 11,106 ounces) at an average realized price of $3,885 per ounce (Q4 2024 - $2,080 per ounce). The increase in gold revenues was primarily driven by a 87% higher realized gold price and 21% higher sales volumes, partially offset by reduced head grades. Q4 gold sales were also bolstered by the successful completion of a year-long value-creation initiative that culminated in the sale of 12,754 ounces of gold sold in concentrate.

2.    Cost of sales for Q4 2025 from copper sales was $131.7 million (Q4 2024 - $56.1 million). Cost of sales includes production costs which primarily consist $33.9 million (Q4 2024 - $15.3 million) in depreciation and depletion, $27.0 million (Q4 2024 - $9.4 million) in contracted services, $21.5 million (Q4 2024 - $11.5 million) in salaries and benefits, $19.6 million (Q4 2024 - $8.8 million) in materials and consumables, $15.1 million (Q4 2024 - $7.8 million) in maintenance costs, $12.2 million (Q4 2024 - $3.1 million) in sales expenses, and $4.6 million (Q4 2024 - $2.3 million) in utilities. Production costs were partially offset by $3.0 million increase (Q4 2024 - $2.4 million increase) in inventories. The increase in cost of sales in Q4 2025 compared to Q4 2024 was primarily attributed to a $45.6 million increase in cost of sales at the Tucumã Operation, as well as a $29.9 million increase at the Caraíba Operations reflecting higher mining and processing cost due to increase in ore mined and processed to offset lower head grade.

Cost of sales for Q4 2025 from gold sales was $24.1 million (Q4 2024 - $14.0 million). Cost of sales includes production costs which primarily consist of $6.2 million (Q4 2024 - $4.6 million) in depreciation and depletion, $4.6 million (Q4 2024 - $2.7 million) in salaries and benefits, $3.2 million (Q4 2024 - $1.4 million) in materials and consumables, $3.0 million (Q4 2024 - $1.8 million) in contracted services, $2.1 million (Q4 2024 - $0.6 million) in maintenance costs, and $0.8 million (Q4 2024 - $0.5 million) in utilities. Production costs were partially offset by $1.1 million increase (Q4 2024 - $1.9 million) in inventories. The increase in cost of sales as compared to Q4 2024 reflects higher mining costs as the operation transitioned to mechanized mining, as well as increase in tonnes processed to offset lower head grades.

3.    Finance expense for Q4 2025 was $11.3 million (Q4 2024 - $3.9 million) and was primarily comprised of interest on loans and borrowings of $6.0 million (Q4 2024 - nil), accretion of deferred revenue of $2.0 million (Q4 2024 - $0.6 million), other finance expense of $1.6 million (Q4 2024 - $2.3 million), accretion of asset retirement obligations of $0.9 million (Q4 2024 - $0.5 million), and lease interest of $0.7 million (Q4 2024 - $0.5 million). The increase in finance expense from Q4 2024 was primarily due to a decrease in capitalization of borrowing costs after commercial production was achieved at the Tucumã Operation effective July 1, 2025. During the quarter, $4.8 million (Q4 2024 - $10.3 million) in borrowing costs were capitalized to projects in progress primarily related to Deepening project.

4.    Foreign exchange loss for Q4 2025 was $23.4 million (Q4 2024 - $92.8 million loss). This amount is primarily comprised of $21.9 million (Q4 2024 - $72.6 million loss) in foreign exchange loss on USD denominated debt at MCSA for which the functional currency is the BRL, and $4.7 million (Q4 2024 - $15.2 million loss) of unrealized foreign exchange loss on derivative contracts, partially offset by $2.9 million (Q4 2024 - $5.9 million loss) of realized foreign exchange gain on derivative contracts and other foreign exchange gains of $0.4 million (Q4 2024 - $1.0 million gains). The unrealized foreign exchange loss on USD denominated debt and on derivative contracts was a result of a 3% weakening of the BRL against the USD during the period.

5.    In Q4 2025, the Company recognized $23.5 million in income tax expense (Q4 2024 $5.9 million recovery). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year.

6.    The foreign currency translation loss is a result of a fluctuation of the BRL against the USD during Q4 2025, which weakened from approximately 5.32 BRL per US dollar at the beginning of Q4 2025 to approximately 5.50 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. December 31, 2025 MD&A | Page 12

The following table provides a summary of the financial results of the Company for Fiscal 2025, 2024 and 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended December 31,
	Notes	2025	2024	2023

Revenue	1	$785,844	$470,259	$427,480
Cost of sales	2	(441,215)	(289,706)	(270,635)
Gross profit		344,629	180,553	156,845
Expenses
General and administrative		(49,451)	(49,598)	(52,429)
Share-based compensation		(24,580)	(9,983)	(9,218)
Write-down of mineral properties and exploration and evaluation asset	3	—	(12,051)	—
Operating Income		270,598	108,921	95,198
Finance income		5,377	4,300	12,465
Finance expense	4	(33,360)	(17,089)	(25,822)
Foreign exchange gain (loss)	5	95,743	(165,008)	34,612
Other expenses		(7,402)	(6,565)	(4,102)
Income (loss) before income taxes		330,956	(75,441)	112,351
Income tax (expense) recovery
Current		(39,700)	(17,662)	(15,992)
Deferred		(24,350)	25,313	(2,055)
	6	(64,050)	7,651	(18,047)
Net income (loss) for the period		$266,906	$(67,790)	$94,304

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	74,289	(165,027)	52,656
Comprehensive income (loss)		$341,195	$(232,817)	$146,960

Net income (loss) per share attributable to owners of the Company
Basic		$2.54	$(0.66)	$0.99
Diluted		$2.53	$(0.66)	$0.98
Weighted average number of common shares outstanding
Basic		103,683,274	103,106,305	94,111,548
Diluted		104,132,269	103,106,305	94,896,334

Ero Copper Corp. December 31, 2025 MD&A | Page 13

Notes:

1.    Revenues from copper sales in Fiscal 2025 amounted to $619.7 million (Fiscal 2024 - $343.0 million), reflecting the sale of 139.6 million lbs of copper compared to 89.6 million lbs in Fiscal 2024. The increase in revenues was primarily attributable to ramp-up of production from the Tucumã Operations, which had $261.4 million in revenue compared to $31.2 million in the prior year, as well as realizing higher copper prices at both operations compared to the prior year.

Revenues from gold sales in Fiscal 2025 was $166.1 million (Fiscal 2024 - $127.3 million), reflecting the sale of 35,950 ounces of gold at a realized price of $3,508 per ounce, compared to 60,195 ounces of gold sold at a realized price of $2,142 per ounce in Fiscal 2024. The increase in revenue was driven by higher gold prices, partially offset by lower sales volume, compared to Fiscal 2024. Gold sales were also bolstered by the successful completion of a year-long value-creation initiative that culminated in the sale of 12,754 ounces of gold sold in concentrate in Q4.

2.    Cost of sales for Fiscal 2025 from copper sales was $377.1 million (Fiscal 2024 - $237.3 million). Cost of sales includes production costs which primarily consist of $93.8 million (Fiscal 2024 - $65.3 million) in depreciation and depletion, $73.9 million (Fiscal 2024 - $51.0 million) in salaries and benefits, $69.5 million (Fiscal 2024 - $35.4 million) in contracted services, $59.0 million (Fiscal 2024 - $37.5 million) in materials and consumables, $48.7 million (Fiscal 2024 - $29.5 million) in maintenance costs, $28.3 million (Fiscal 2024 - $9.1 million) in sales expenses, and $16.3 million (Fiscal 2024 - $10.2 million) in utilities. Production costs were partially offset by $15.8 million increase (Fiscal 2024 - $1.8 million increase) in inventories. The increase in cost of sales was primarily attributable to a $96.0 million increase in cost of sales at the Tucumã Operation upon achieving commercial production on July 1, 2025, as well as a $43.8 million increase at the Caraíba Operations reflecting higher mining and processing cost due to increase in ore mined and processed to offset lower head grade.

Cost of sales for Fiscal 2025 from gold sales was $64.1 million (Fiscal 2024- $52.4 million). Cost of sales includes production costs which primarily consist of $20.3 million (Fiscal 2024 - $20.4 million) in depreciation and depletion, $14.6 million (Fiscal 2024 - $10.3 million) in salaries and benefits, $9.2 million (Fiscal 2024 - $7.6 million) in contracted services, $8.9 million (Fiscal 2024 - $6.7 million) in materials and consumables, $5.0 million (Fiscal 2024 - $2.5 million) in maintenance costs, and $2.7 million (Fiscal 2024 - $2.3 million) in utilities. Production costs were partially offset by $3.0 million increase (Fiscal 2024 - $0.6 million decrease) in inventories. The increase in cost of sales reflects higher mining costs as the operation transitioned to mechanized mining, as well as increase in tonnes processed to offset lower head grades.

3.    In Fiscal 2024, the Company recognized a write-down in exploration and evaluation assets of $12.1 million, primarily related to the termination of the Fides option agreement.

4.    Finance expense for Fiscal 2025 was $33.4 million (Fiscal 2024 - $17.1 million) and was primarily comprised of interest on loans and borrowings of $12.7 million (Fiscal 2024 - nil), other finance expense of $7.7 million (Fiscal 2024 - $10.4 million) related to expected credit loss provision on a note receivable, accretion of deferred revenue of $6.8 million (Fiscal 2024 - $2.5 million), accretion of the asset retirement obligations of $3.5 million (Fiscal 2024 - $2.3 million), and lease interest of $2.7 million (Fiscal 2024 - $1.8 million). During Fiscal 2025, $31.8 million (Fiscal 2024 - $36.5 million) in interest was capitalized to projects in progress. The increase in finance expense was primarily attributable to a decrease in capitalized borrowing costs upon the Tucumã Operation achieving commercial production effective July 1, 2025. The increase in finance expense was also due to higher accretion of deferred revenue driven by the extension of the Original Xavantina Stream at the end of Q1 2025.

5.    Foreign exchange gain for Fiscal 2025 was $95.7 million (Fiscal 2024 - $165.0 million loss). This amount was primarily comprised of a foreign exchange gain of $73.2 million (Fiscal 2024 - $129.4 million loss) on USD denominated debt in MCSA, for which the functional currency is the BRL, and a foreign exchange gain on unrealized derivative contracts of $22.7 million (Fiscal 2024 - $30.8 million loss), and a realized foreign exchange gain on derivative contracts of $3.0 million amount (Fiscal 2024 - $8.2 million loss), partially offset by other foreign exchange losses of $3.1 million (Fiscal 2024 - $3.4 million gains). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL strengthened 12.5% against the USD during Fiscal 2025.

6.    In Fiscal 2025, the Company recognized an $64.1 million income tax expense (Fiscal 2024 - $7.7 million recovery), The change was primarily a result of a net income before income taxes in the current period compared with a net loss before income taxes in the comparative period.

Ero Copper Corp. December 31, 2025 MD&A | Page 14

7.    The foreign currency translation gain is a result of fluctuations of the BRL against the USD during Fiscal 2025, which strengthened from approximately 6.19 BRL per US dollar at the beginning of 2025 to approximately 5.50 BRL per US dollar by the end of the year, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Dec. 31,(1)	Sep. 30,(2)	Jun. 30,(3)	Mar. 31,(4)	Dec. 31,(5)	Sep. 30,(6)	Jun. 30,(7)	Mar. 31,(8)
	2025	2025	2025	2025	2024	2024	2024	2024
Revenue	$320.2	$177.1	$163.5	$125.1	$122.5	$124.8	$117.1	$105.8
Cost of sales	$(155.7)	$(119.7)	$(96.2)	$(69.6)	$(70.2)	$(71.1)	$(73.8)	$(74.6)
Gross profit	$164.4	$57.4	$67.3	$55.5	$52.4	$53.7	$43.3	$31.2
Net income (loss) for period	$78.7	$36.5	$71.0	$80.6	$(48.9)	$41.4	$(53.4)	$(6.8)
Income (loss) per share attributable to owners of the Company
- Basic	$0.74	$0.35	$0.68	$0.77	$(0.47)	$0.40	$(0.52)	$(0.07)
- Diluted	$0.74	$0.35	$0.68	$0.77	$(0.47)	$0.39	$(0.52)	$(0.07)
Weighted average number of common shares outstanding
- Basic	103,961,272	103,621,631	103,582,082	103,564,654	103,345,064	103,239,881	103,082,363	102,769,444
- Diluted	104,693,751	104,044,755	103,905,561	103,904,737	103,345,064	103,973,827	103,082,363	102,769,444

Notes:

1.During Q4 2025, the Company recognized net income of $78.7 million compared to net income of $36.5 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $107.0 million higher gross profit, partially offset by $45.4 million lower foreign exchange gain ($23.3 million loss compared to $22.1 million gain in the prior quarter), $10.7 million increase in income tax expense, $6.2 million increase in other expenses, and $2.2 million increase in share-based compensation from mark-to-market revaluation of share-based compensation liability.

2.During Q3 2025, the Company recognized net income of $36.5 million compared to net income of $71.0 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $16.5 million lower foreign exchange gain, $9.9 million lower gross profit and $5.4 million higher finance expense from the cessation of capitalization of borrowing costs at the Tucumã Operation following the declaration of commercial production on July 1, 2025.

3.During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.4 million in the current quarter compared to $55.5 million in the preceding quarter.

Ero Copper Corp. December 31, 2025 MD&A | Page 15

4.During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4 million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter.

5.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

6.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

7.During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

8.During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2025, the Company had cash and cash equivalents of $105.4 million and available liquidity of $150.4 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $55.0 million from December 31, 2024. The Company’s cash flows from operating, investing, and financing activities for the year ended December 31, 2025, are summarized as follows:

•Cash from operating activities of $395.1 million, primarily consists of:
◦$409.7 million of adjusted EBITDA (see Non-IFRS Measures); and
◦$50.0 million of advance from the extension of the Original Xavantina Stream;
net of:
◦$14.0 million of amortization of non-cash deferred revenues;
◦$51.7 million of net change in non-cash working capital items;
◦$3.0 million of derivative contract settlements; and
◦$1.9 million of income taxes paid.

Ero Copper Corp. December 31, 2025 MD&A | Page 16

Partially offset by:

•Cash used in investing activities of $278.6 million, including:
◦$262.8 million of additions to mineral property, plant and equipment; and
◦$19.7 million of additions to exploration and evaluation assets;
net of:
◦$3.9 million in proceeds from interest received.
•Cash used in financing activities of $59.7 million, primarily consists of:
◦$57.4 million of new loans and borrowings; and
◦$7.2 million of proceeds from exercise of stock options;
net of:
◦$54.7 million of principal repayments on loans and borrowings;
◦$42.7 million of interest paid on loans and borrowings; and
◦$18.0 million of lease payments.

As at December 31, 2025, the Company had working capital of $15.5 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future.

At December 31, 2025, the Company had available liquidity of $150.4 million, including $105.4 million in cash and cash equivalents and $45.0 million of undrawn availability under its Senior Credit Facility.

In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. Under the amended terms, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates. The applicable interest margin and commitment fee ranges were reduced to sliding scales of SOFR plus 2.00% to 4.25% and 0.45% to 0.96%, respectively, with lower leverage ratios resulting in lower pricing.

Ero Copper Corp. December 31, 2025 MD&A | Page 17

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Operation, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility is being repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Each monthly delivery's value is being determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, including MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestone from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The delivery of additional ounces under the amended stream is expected to commence in 2028.

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement (the "Xavantina Gold Stream") with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk,

Ero Copper Corp. December 31, 2025 MD&A | Page 18

currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	105,442	$50,402
Trade receivables	41,061	18,399
Derivatives	4,701	—
Note receivables	13,403	12,009
Deposits and other assets	3,577	4,961
	$168,184	$85,771

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At December 31, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $24.4 million (December 31, 2024 - $20.7 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $14.9 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at December 31, 2025 was $9.5 million (December 31, 2024 - $7.6 million), entirely included in deposits and other non-current assets (December 31, 2024 - $3.7 million). $0.2 million provision was recorded on the credit loss provision in the year ended December 31, 2025 (provision of $8.0 million for the year ended December 31, 2024).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible

Ero Copper Corp. December 31, 2025 MD&A | Page 19

that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2025:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$607,114	$754,667	$84,139	$231,225	$439,303	$—
Accounts payable and accrued liabilities	150,356	154,380	154,380	—	—	—
Other non-current liabilities	15,146	32,527	—	31,271	870	386
Leases	25,233	27,686	18,697	8,870	106	14
Total	$797,849	$969,260	$257,216	$271,366	$440,279	$400

As at December 31, 2025, the Company has capital commitments, which is net of advances to suppliers, of $51.4 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2025 relates to $46.6 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2025 on $604.6 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2025 by 10% and 20%, would have decreased (increased) pre-tax net loss by $65.1 million and $130.2 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

Ero Copper Corp. December 31, 2025 MD&A | Page 20

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2025 is summarized as follows:

Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
$537.0 million	USD/BRL	5.54	6.34	January 2026 - December 2026

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $4.4 million (December 31, 2024 - liability of $17.9 million).The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $22.7 million for the year ended December 31, 2025 (a loss of $30.8 million for the year ended December 31, 2024), which has been recognized in foreign exchange gain (loss).

In addition, during the year ended December 31, 2025, the Company recognized a realized gain of $3.0 million (realized loss of $8.2 million for the year ended December 31, 2024) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At December 31, 2025, the Company had gold collar contracts on 5,000 ounces of gold per month from January 2026 to June 2026. These gold derivative contracts establish an average floor price of $3,800 per ounce of gold and an average cap price of $4,350 per ounce. As of December 31, 2025, the fair value of these contracts was a net liability of $6.8 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the year ended December 31, 2025, the Company recognized an unrealized loss of $4.7 million (unrealized gain of $0.2 million for the year ended December 31, 2024) and $5.9 million realized impact (realized loss of $2.6 million for the year ended December 31, 2024) in relation to its commodity derivatives in other income or loss.

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At December 31, 2025, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2025, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $5.9 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2025, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of March 5, 2026, the Company had 104,276,466 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2025. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of the Company's accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates

Ero Copper Corp. December 31, 2025 MD&A | Page 22

may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Commencement of Commercial Production

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgment. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things:

•the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications),
•throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period,
•processing plant recoveries reaching a pre-defined percentage of expected recoveries.

After evaluating the above factors, the Company concluded that the Tucumã Operation had achieved commercial production as of July 1, 2025, and therefore, is ready for its intended use.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Ero Copper Corp. December 31, 2025 MD&A | Page 23

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Key areas of uncertainty including critical accounting estimates, that have the most significant effect on on the consolidated financial statements are summarized below:

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Carrying amounts of mineral properties and associated mine closure and reclamation costs

Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of cash generating unit, and for forecasting the timing of reclamation and closure cost expenditures.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Mine closure and reclamation costs

Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Ero Copper Corp. December 31, 2025 MD&A | Page 24

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.

Deferred Revenue

Judgment and estimates were required in determining the accounting for the Xavantina Gold Stream with Royal Gold, which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the Xavantina Gold Stream will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgments.
Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following:

a.Future gold prices were used at inception of the contract and on the contract modification date to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and
b.Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the Xavantina Operations and estimated proven and probable reserves.

Expected credit loss provision

Significant estimates are made in determining the expected credit loss provision for notes receivables which are measured at amortized costs as there are numerous factors that will affect the ultimate amount to be received. These factors include exposure at default, the expected recovery, and the timing of expected cash flow.

Value-added taxes receivable

The realization of the Company's long term value added taxes ("VAT") recoverable in Brazil included in deposits and other non-current assets depends on the generation of sufficient amounts of taxes payable in the future that are eligible for offset against VAT and/or to be recovered based on the enacted or substantively enacted state tax regulations. In assessing the recoverability of the VAT, the Company uses projections of future operating costs and capital expenditures as well as other information in estimating the timing and nature of the future taxes payable, which are based on future business performance and market conditions as well as expectations of applicable tax regulations. Changes in the projections can result in recognition of VAT impairment in net income, and in changes in the classification of VAT recoverable amounts between current and non-current.

Ero Copper Corp. December 31, 2025 MD&A | Page 25

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis.

	2025	2024
Caraíba Operations
Growth	$68,129	$74,321
Sustaining	107,953	81,998
Exploration	11,122	19,420
Deposit on Projects	(10,627)	(10,058)
Total, Caraíba Operations	$176,577	$165,681

Tucumã Operation
Growth	1,591	107,689
Sustaining	18,388	4,125
Capitalized ramp-up costs	26,021	30,800
Exploration	1,476	3,973
Deposit on Projects	(357)	(19,805)
Total, Tucumã Project	$47,119	$126,782

Xavantina Operations
Growth	—	6,198
Sustaining	22,530	13,193
Exploration	5,312	5,289
Deposit on Projects	196	(55)
Total, Xavantina Operations	$28,038	$24,625

Corporate and Other
Growth	749	—
Sustaining	96	112
Exploration	20,467	7,725
Deposit on Projects	(4)	10
Total, Corporate and Other	$21,308	$7,847

Consolidated
Growth	70,469	188,208
Sustaining	148,967	99,428
Capitalized ramp-up costs	26,021	30,800
Exploration	38,377	36,407
Deposit on Projects	(10,792)	(29,908)
Total, Consolidated Capital Expenditures	$273,042	$324,935

Ero Copper Corp. December 31, 2025 MD&A | Page 26

	2025	2024
Total, Consolidated Capital Expenditures	$273,042	$324,935
Add (less):
Additions to exploration and evaluation assets	(20,909)	(8,629)
Additions to right-of-use assets	25,007	18,012
Capitalized depreciation	454	592
Realized foreign exchange (loss) gain on capital expenditure hedges	—	(2,306)
Total, additions per Mineral Properties, Plant and Equipment note	$277,594	$332,604

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost

Copper C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits and incentive payments.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2025 MD&A | Page 27

The Caraíba Operations

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Cost of production	$55,895	$50,261	$33,685	$188,765	$158,006
Add (less):
Transportation costs & other	1,904	1,731	1,149	6,749	4,967
Treatment, refining, and other	3,328	2,508	2,934	10,586	15,332
By-product credits	(7,614)	(6,693)	(5,163)	(25,211)	(17,618)
Incentive payments	(1,516)	(1,425)	1,127	(5,687)	(2,384)
Net change in inventory	266	199	927	1,513	(4,654)
Foreign exchange translation and other	110	(46)	168	(67)	185
C1 cash costs	$52,373	$46,535	$34,827	$176,648	$153,834

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Costs
Mining	$38,482	$33,943	$24,906	$129,663	$104,572
Processing	8,867	8,222	6,580	29,990	28,753
Indirect	9,310	8,555	5,570	31,620	22,795
Production costs	56,659	50,720	37,056	191,273	156,120
By-product credits	(7,614)	(6,693)	(5,163)	(25,211)	(17,618)
Treatment, refining and other	3,328	2,508	2,934	10,586	15,332
C1 cash costs	$52,373	$46,535	$34,827	$176,648	$153,834

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Costs per pound
Total copper produced (lbs, 000)	22,995	20,030	18,883	79,443	78,140

Mining	$1.67	$1.69	$1.32	$1.63	$1.34
Processing	$0.39	$0.41	$0.35	$0.38	$0.37
Indirect	$0.40	$0.43	$0.29	$0.40	$0.29
By-product credits	$(0.33)	$(0.33)	$(0.27)	$(0.32)	$(0.23)
Treatment, refining and other	$0.14	$0.12	$0.16	$0.13	$0.20
Copper C1 cash costs	$2.27	$2.32	$1.85	$2.22	$1.97

Ero Copper Corp. December 31, 2025 MD&A | Page 28

The Tucumã Operation(1)

Reconciliation:	2025 - Q4	2025 - Q3	2025
Cost of production	$29,689	$18,308	$65,193
Add (less):
Transportation costs & other	8,376	4,880	13,256
Treatment, refining, and other	—	1,486	1,486
Incentive payments	(396)	(401)	(797)
Net change in inventory	(1,970)	2,783	813
Pre-commercial cost of production	—	—	(17,196)
C1 cash costs	$35,699	$27,056	$62,755

(1)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. Tucumã Operation reflects costs from Q3 2025 onward only.

	2025 - Q4	2025 - Q3	2025
Costs
Mining	$6,110	$4,552	$10,662
Processing	17,253	12,455	29,708
Indirect	3,945	3,698	7,643
Production costs	27,308	20,705	48,013
Treatment, refining and other	8,391	6,351	14,742
C1 cash costs	$35,699	$27,056	$62,755

	2025 - Q4	2025 - Q3	2025
Costs per pound
Total copper produced (lbs, 000)	20,449	16,707	37,156

Mining	$0.30	$0.27	$0.29
Processing	$0.84	$0.75	$0.80
Indirect	$0.19	$0.22	$0.21
Treatment, refining and other	$0.42	$0.38	$0.39
Copper C1 cash costs	$1.75	$1.62	$1.69

Ero Copper Corp. December 31, 2025 MD&A | Page 29

Total Copper Operations(1)

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Cost of production	$85,584	$68,569	$33,685	$253,958	$158,006
Add (less):
Transportation costs & other	10,280	6,611	1,149	20,005	4,967
Treatment, refining, and other	3,328	3,994	2,934	12,072	15,332
By-product credits	(7,614)	(6,693)	(5,163)	(25,211)	(17,618)
Incentive payments	(1,912)	(1,826)	1,127	(6,484)	(2,384)
Net change in inventory	(1,704)	2,982	927	2,326	(4,654)
Pre-commercial cost of production	—	—	—	(17,196)	—
Foreign exchange translation and other	110	(46)	168	(67)	185
C1 cash costs	$88,072	$73,591	$34,827	$239,403	$153,834

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Costs
Mining	$44,592	$38,495	$24,906	$140,325	$104,572
Processing	26,120	20,677	6,580	59,698	28,753
Indirect	13,255	12,253	5,570	39,263	22,795
Production costs	83,967	71,425	37,056	239,286	156,120
By-product credits	(7,614)	(6,693)	(5,163)	(25,211)	(17,618)
Treatment, refining and other	11,719	8,859	2,934	25,328	15,332
C1 cash costs	$88,072	$73,591	$34,827	$239,403	$153,834

(1)     Total Copper Operations include Caraíba and Tucumã. The Company declared commercial production at the Tucumã Operation effective July 1, 2025, as such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only. Total YTD 2025 copper C1 cash costs include the Caraíba Operations' YTD costs and Tucumã Operation costs from Q3 2025 onwards.

Ero Copper Corp. December 31, 2025 MD&A | Page 30

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Costs per pound
Total copper produced (lbs, 000)	43,444	36,737	18,883	116,599	78,140

Mining	$1.03	$1.05	$1.32	$1.20	$1.34
Processing	$0.60	$0.56	$0.35	$0.51	$0.37
Indirect	$0.31	$0.33	$0.29	$0.34	$0.29
By-product credits	$(0.18)	$(0.18)	$(0.27)	$(0.22)	$(0.23)
Treatment, refining and other	$0.27	$0.24	$0.16	$0.23	$0.20
Copper C1 cash costs	$2.03	$2.00	$1.85	$2.06	$1.97

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following tables provide a calculation of realized copper price and a reconciliation to copper segment.

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Copper revenue(1)	$222,454	$149,720	$99,753	$619,736	$342,956
less: by-product credits	(7,614)	(6,112)	(5,163)	(25,183)	(17,618)
Net copper revenue	214,840	143,608	94,590	594,553	325,338
add: treatment, refining and other	5,586	2,335	3,704	15,244	16,237
add: royalty taxes	4,621	2,684	1,356	11,997	5,695
Gross copper revenue	225,047	148,627	99,650	621,794	347,270
Total copper sold in concentrate (lbs, 000)	44,388	34,614	26,831	139,568	89,649
Realized copper price	$5.07	$4.29	$3.71	$4.46	$3.87
(1) Copper revenue includes provisional price and volume adjustments

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining

Ero Copper Corp. December 31, 2025 MD&A | Page 31

industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Cost of production	$12,882	$10,032	$9,000	$37,900	$30,055
Add (less):
Incentive payments	(442)	(364)	(434)	(1,284)	(1,481)
Net change in inventory	(208)	191	(1,914)	1,385	(594)
By-product credits	(459)	(208)	(189)	(937)	(869)
Smelting and refining	85	49	62	211	328
Gold concentrate re-handling cost	(1,444)	—	—	(1,444)	—
Foreign exchange translation, transportation and other	191	156	125	564	775
C1 cash costs	$10,605	$9,856	$6,650	$36,395	$28,214
Site general and administrative	1,628	1,602	1,576	5,582	5,600
Accretion of mine closure and rehabilitation provision	152	151	78	589	340
Sustaining capital expenditure	7,091	7,307	4,597	22,748	13,288
Sustaining lease payments	3,073	2,524	1,681	9,934	7,512
Royalties and production taxes	995	566	526	2,410	2,584
AISC	$23,544	$22,006	$15,108	$77,658	$57,538

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Costs
Mining	$5,619	$4,871	$3,325	$18,802	$14,702
Processing	3,138	2,787	2,162	10,603	9,117
Indirect	2,222	2,357	1,290	7,716	4,936
Production costs	10,979	10,015	6,777	37,121	28,755
Smelting and refining costs	85	49	62	211	328

Ero Copper Corp. December 31, 2025 MD&A | Page 32

By-product credits	(459)	(208)	(189)	(937)	(869)
C1 cash costs	$10,605	$9,856	$6,650	$36,395	$28,214
Site general and administrative	1,628	1,602	1,576	5,582	5,600
Accretion of mine closure and rehabilitation provision	152	151	78	589	340
Sustaining capital expenditure	7,091	7,307	4,597	22,748	13,288
Sustaining leases payments	3,073	2,524	1,681	9,934	7,512
Royalties and production taxes	995	566	526	2,410	2,584
AISC	$23,544	$22,006	$15,108	$77,658	$57,538

Costs per ounce
Total gold produced (ounces)	13,837	9,073	8,936	37,291	57,210

Mining	$406	$537	$372	$504	$257
Processing	$227	$307	$242	$284	$159
Indirect	$160	$260	$144	$207	$86
Smelting and refining	$6	$5	$7	$6	$6
By-product credits	$(33)	$(23)	$(21)	$(25)	$(15)
Gold C1 cash cost	$766	$1,086	$744	$976	$493
Gold AISC	$1,702	$2,425	$1,691	$2,082	$1,006

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2025 MD&A | Page 33

(in '000s except for ounces and price per ounce)	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Xavantina revenue	$97,699	$27,372	$22,786	$166,107	$127,303
less: by-product credits	(459)	(208)	(189)	(937)	(869)
Gold revenue, net	$97,240	$27,164	$22,597	$165,170	$126,434
add: smelting, refining, and other charges	4,384	520	507	5,687	2,492

Gold revenue, gross	$101,624	$27,684	$23,104	$170,857	$128,926
Spot (cash)	$88,868	$22,342	$21,069	$145,096	$103,091
Stream (cash)	$7,373	$2,375	$1,788	$11,758	$7,525
Stream (amortization of deferred revenue)(1)	$5,383	$2,967	$247	$14,003	$18,310

Total gold ounces sold	26,155	8,439	11,106	48,704	60,195
Spot	21,712	6,439	7,770	39,012	44,278
Stream	4,443	2,000	3,336	9,692	15,917

Realized gold price (per ounce)	$3,885	$3,280	$2,080	$3,508	$2,142
Spot	$4,093	$3,470	$2,712	$3,719	$2,328
Stream (cash + amortization of deferred revenue)(1)	$2,871	$2,671	$610	$2,658	$1,623
Cash (spot cash + stream cash)	$3,680	$2,929	$2,058	$3,221	$1,838
(1)    Amortization of deferred revenue during the year ended December 31, 2025 was net of $0.7 million and $0.2 million (year ended December 31, 2024 - $4.2 million and $3.0 million, respectively) related to change in estimate attributed to advances received and change in life-of-mine production estimates.
Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

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Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Net Income (Loss)	$78,738	$36,513	$(48,928)	$266,906	$(67,790)
Adjustments:
Finance expense	11,330	11,331	3,851	33,360	17,089
Finance income	(2,201)	(1,208)	(690)	(5,377)	(4,300)
Income tax expense (recovery)	23,453	12,774	(5,862)	64,050	(7,651)
Amortization and depreciation	40,503	31,369	20,265	115,707	87,410
EBITDA	$151,823	$90,779	$(31,364)	$474,646	$24,758
Foreign exchange loss (gain)	23,352	(22,055)	92,804	(95,743)	165,008
Share based compensation	8,909	6,742	(7,496)	24,580	9,983
Unrealized loss (gain) on commodity derivatives	1,597	1,627	(250)	4,690	(238)
Change in rehabilitation and closure provision(1)	556	—	4,609	556	4,609
Write-down of mineral properties and exploration and evaluation asset	—	—	839	—	12,051
Others	507	—	—	965	—
Adjusted EBITDA	$186,744	$77,093	$59,142	$409,694	$216,171

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

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Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Net income (loss) as reported attributable to the owners of the Company	$76,970	$35,978	$(48,944)	$263,723	$(68,475)
Adjustments:
Share based compensation	8,909	6,742	(7,496)	24,580	9,983
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	19,289	(15,057)	66,971	(63,600)	114,885
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	4,723	(3,964)	15,182	(22,586)	30,685
Unrealized loss (gain) on commodity derivatives	1,559	1,574	(243)	4,579	(240)
Change in rehabilitation and closure provision(1)	554	—	4,591	554	4,591
Write-down of mineral properties and exploration and evaluation asset	—	—	836	—	12,046
Others	504	—	—	962	—
Tax effect on the above adjustments	(4,061)	2,661	(13,459)	12,160	(23,060)
Adjusted net income attributable to owners of the Company	$108,447	$27,934	$17,438	$220,372	$80,415

Weighted average number of common shares
Basic	103,961,272	103,621,631	103,345,064	103,683,274	103,106,305
Diluted	104,693,751	104,044,755	103,877,690	104,132,269	103,713,563

Adjusted EPS
Basic	$1.04	$0.27	$0.17	$2.13	$0.78
Diluted	$1.04	$0.27	$0.17	$2.12	$0.78
(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

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	December 31, 2025	September 30, 2025	December 31, 2024
Current portion of loans and borrowings	$55,711	$50,590	$45,893
Long-term portion of loans and borrowings	551,403	561,146	556,296
Less:
Cash and cash equivalents	(105,442)	(66,257)	(50,402)
Net debt (cash)	$501,672	$545,479	$551,787

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2025	September 30, 2025	December 31, 2024
Current assets	$276,212	$207,413	$141,790
Less: Current liabilities	(260,718)	(252,579)	(211,706)
Working capital (deficit)	$15,494	$(45,166)	$(69,916)

Cash and cash equivalents	105,442	66,257	50,402
Available undrawn revolving credit facilities(1)	45,000	45,000	15,000
Available undrawn prepayment facilities(2)	—	—	25,000
Available liquidity	$150,442	$111,257	$90,402

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2)    In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the President and CEO and Executive Vice President and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management, including the CEO and CFO, has evaluated the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2025.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2025.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI-43-101 and entitled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil", dated December 19, 2025 with an effective date of June 30, 3035, prepared by Branca Horta de Almeida Abrantes, MAIG, Hugo Ribeiro de Andrade Filho, FAusIMM (CP), Leonardo de Moraes Soares, MAIG, Paulo Roberto Bergmann Moreira, FAusIMM and Porfirio Cabaleiro Rodriguez, FAIG, all of GE21. Each a "qualified person" and "independent" of the Company within the meanings of NI 43-101.

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The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.ero.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Mineral Resources and Reserves Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Operation, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources (including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations) and successfully developing new deposits; the Company's ability to monetize gold

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concentrates produced at the Xavantina Operations, including the expected tonnes of gold concentrate to be sold and associated grade per tonne; the costs and timing of future exploration, development and construction; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to manage risks related to future copper and gold price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations

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under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available is available on the Company’s website at www.ero.com, and under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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